October 17, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

ATTN: Ms. Cara Wirth

Re:	SportsQuest, Inc.
Withdrawal of Form 10-12G and 8-12B
Filed August 29, 2023 and September 18, 2023

Dear Ms. Wirth:

SportsQuest, Inc. filed the two forms referenced above and now wishes to withdrawal both forms effective immediately.

You may contact me at 215-962-9378 if you have questions regarding this request and related matters.

Sincerely,

Donald R. Keer, Esq.

cc: Irina Veselinovic, CEO